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FOR RELEASE: May 7, 2002

                                     Filed by: Philadelphia Suburban Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                         Subject Company: Pennichuck Corporation
                                                    Commission File No.: 0-18552

                                                           Contact: Donna Alston
                                                         Manager, Communications
                                                                    610-645-1095
                                                       alstond@suburbanwater.com



                                                                  Randi Polanich
                                                Senior Communications Specialist
                                                                    610-645-1175
                                                     polanichr@suburbanwater.com



        PSC SUBSIDIARY MAINTAINS A+ CREDIT RATING FROM STANDARD & POOR'S

                  FOLLOWING PARENT COMPANY MERGER ANNOUNCEMENT

     BRYN MAWR, PA, May 7, 2002 - Philadelphia Suburban Corporation (NYSE:PSC) announced today that Standard and Poor's (S&P) affirmed its ratings outlook on PSC's largest subsidiary--Pennsylvania Suburban Water Company (PSW)--following PSC's announcement last Monday (4/29/02) that it had reached a definitive merger agreement with Pennichuck Corporation (NASDAQ:PNNW) which was approved by both companies' boards.

     The S&P report said, "Although PSC is unrated, Standard & Poor's considers the overall credit quality of the holding company when determining the ratings of PSW."

     PSC Chairman Nicholas DeBenedictis said, "Although the affirmation of the rating is specific to Pennsylvania Suburban Water Company, we are encouraged by S&P's acknowledgment that '...the substantial equity used to fund the acquisition will not adversely affect the financial profile of PSC, the acquisition will provide a measure of geographic and regulatory diversity, and while Pennichuck is not rated, an analysis of its financial profile indicates that the utility's credit quality is at or above the average.'"


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     The report also said, "The stable outlook reflects PSW's competitive position, Standard & Poor's expectations of continued regulatory support, adequate rate relief to recover capital investments, and good growth prospects supported by additional, disciplined acquisitions."

     Effective January 1, 2002, S&P assigned a corporate credit rating and first mortgage bonds credit rating to PSC's then newly-formed largest subsidiary, Pennsylvania Suburban Water Company. S&P assigned its A+ corporate credit rating and AA- senior secured debt rating to the company's first mortgage bonds and described the company's outlook as "stable."

     S&P referenced the company's above average service territory, supportive regulatory environment, ample and quality water supplies, efficient operations and disciplined management team that focuses on growth through acquisitions.

     PSC is the nation's second largest investor-owned water utility serving nearly two million residents in Pennsylvania, Ohio, Illinois, New Jersey, Maine and North Carolina. PSC is a publicly-traded company listed on both the New York and Philadelphia Stock Exchanges under the ticker symbol "PSC" and has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years.


This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, the effect on the financial profile of PSC of the equity used to fund the acquisition, the geographic and regulatory diversity provided by the acquisition, the continued regulatory support of PSW, the granting of rate relief to recover capital investments, growth prospects supported by future acquisitions and future operating results. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the failure of the PNNW shareholders to approve the transaction; the reaction of the public markets to the transaction; the risk that PNNW's business will not be successfully integrated into PSC; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated benefits will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the Securities and Exchange Commission. Neither PSC nor PNNW is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

                                      # # #

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A registration statement and proxy statement/prospectus will be filed with the
Securities and Exchange Commission by Philadelphia Suburban and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Philadelphia Suburban and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Philadelphia Suburban or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060. The definitive registration statement and proxy/prospectus should be read carefully before making a decision concerning the transaction. Investors and security holders are urged to read Philadelphia Suburban's registration statement on Form S-4 and the proxy statement/prospectus and any other relevant documents relating to the transaction when they become available, because they will contain important information.

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                                                     (Pennichuck S&P rating.doc)